Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

October 05, 2007

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The Extraordinary General Shareholders' Meeting of the Bank was held on Thursday, October 4, 2007 at 10.00 a.m. at Levent, Nispetiye Mahallesi, Aytar Caddesi No: 2, Besiktas-Istanbul, with the following agenda:

- It is resolved unanimously that the Board of Presidency be authorized to execute the minutes of the Extraordinary General Shareholders' Meeting.

- It is resolved by majority of votes that the Articles 38 entitled as "Voting" and 45 entitled as "Distribution of Profit" of the Articles of Association of the Bank be amended as follows:

NEW TEXT:

VOTING- Article 38- Each of the share certificates holding a nominal value of one new kuruş shall give its holder one vote.

DISTRIBUTION OF PROFIT- Article 45- The net profit remaining after the deduction of all expenses from the revenues obtained as a result of the Bank's annual activities shall be subject to transaction in the following order.

A) 5% shall be distributed to the legal reserves,
B) 5% of the paid-in capital from the remaining part shall be distributed to the shareholders as first profit share (dividend),
C) 5% of the remaining part shall be distributed to the extraordinary reserves,
D) of the remainder after the assignment and distribution as in the items A-B-C:

- 10% shall be distributed to the founder (benefit) certificates. These profit shares shall be determined according to the net profit corresponding to the current paid-in capital.

E) The General Assembly shall be authorized to distribute the remaining profit completely or in part to the shareholders as profit share or to assign it partly or entirely to the extraordinary reserves.

F) The provision of Article 466, sub-paragraph 2, item 3 of the Turkish Commercial Law shall be reserved. The distribution as mentioned above in items C-D-E may not be realized unless the funds (equivalent) of the financial liabilities to be fulfilled by the company's juridical person and the legal reserves have been assigned.

Regards,

Garanti Bank

Sinem Güçhan Vice President Corporate Strategy, Business Development & Investor Relations	Handan Saygın Senior Vice President Corporate Strategy, Business Development & Investor Relations

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